EXHIBIT 99.8

SECOND *QUARTERLY REPORT*
NOVEMBER 2013

BRITISH COLUMBIA

Second Quarterly Report

2013/14 Financial Update,

Economic Outlook,

&

Six Month Financial Results

April — September 2013

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. — 2002/03/2004/05-Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742 352.48’09711’05 C2003-960048-3

TABLE OF CONTENTS

2013/14 Second Quarterly Report	November 27, 2013

Part One: Updated Financial Forecast

Introduction		1

Revenue		2

Expense		5
Consolidated Revenue Fund spending		5
Contingencies		5
Spending recovered from third parties		5
Operating transfers to service delivery agencies		6
Service delivery agency spending		6

Government employment (FTEs)		6

Provincial capital spending		7
Projects over $50 million		7

Provincial debt		8

Risks to the fiscal forecast		9

Supplementary schedules		9

Tables:
1.1	2013/14 Forecast Update	1
1.2	2013/14 Financial Forecast Changes	4
1.3	2013/14 Notional Allocations to Contingencies	5
1.4	2013/14 Capital Spending Update	7
1.5	2013/14 Provincial Debt Update	8

Supplementary schedules
1.6	Operating Statement	9
1.7	Revenue by Source	10
1.8	Expense by Ministry, Program and Agency	11
1.9	Expense by Function	12
1.10	Material Assumptions — Revenue	13
1.11	Material Assumptions — Expense	18
1.12	Full-Time Equivalents	20
1.13	Capital Spending	20
1.14	Capital Spending Projects Greater Than $50 Million	21
1.15	Provincial Debt	23
1.16	Statement of Financial Position	24

Second Quarterly Report 2013/14

Table of Contents

Part Two: Economic Review and Outlook

Summary	25

BC Outlook — Comparison to private sector forecasts	25

British Columbia economic activity	26
Labour market	26
Consumer spending and housing	27
External trade and commodity markets	29

Risks to the outlook	30

External environment	30
United States	30
Canada	34
Europe	35
China	35
Financial markets	36

Tables:
2.1 British Columbia Economic Indicators	26
2.2 Private Sector Canadian Interest Rate Forecasts	37
2.3 Private Sector Exchange Rate Forecasts	38

Topic Box:
Provincial Economic Accounts Update	39

Second Quarterly Report 2013/14

ii

PART ONE — UPDATED FINANCIAL FORECAST

2013/14 Second Quarterly Report	November 27, 2013

Introduction

Table 1.1 2013/14 Forecast Update

	June	First	Second
	Update	Quarterly	Quarterly
($ millions)	2013	Report	Report
Revenue	44,239	44,308	44,293
Expense	(43,936)	(44,022)	(44,028)
Surplus before forecast allowance	303	286	265
Forecast allowance	(150)	(150)	(100)
Surplus	153	136	165
Capital spending:
Taxpayer-supported capital spending	3,723	3,764	3,617
Self-supported capital spending	2,613	2,613	2,570
	6,336	6,377	6,187
Provincial Debt:
Taxpayer-supported debt	42,558	42,529	41,979
Self-supported debt	19,864	19,816	19,489
Total debt (including forecast allowance)	62,572	62,495	61,568
Taxpayer-supported debt-to-GDP ratio:
As previously forecast	18.4%	18.3%
Impact of Statistics Canada update [1]	0.4%	0.4%
Restated and second quarter projections	18.8%	18.7%	18.5%

1 See Provincial Economic Accounts Update topic box on page 39.

The second quarter fiscal outlook for 2013/14 projects a surplus of $165 million — a $29 million improvement since the first Quarterly Report. The outlook reflects a $58 million deterioration in taxation revenue, a $40 million reduction in natural resource revenue, and a net reduction of $14 million resulting from other revenue and expense changes.

Chart 1.1 Operating changes from the first Quarterly Report

Second Quarterly Report 2013/14

Updated Financial Forecast

These impacts are offset by a $91 million increase in commercial Crown corporation net income and a $50 million reduction in the forecast allowance – a significant portion of the forecast risk that existed in the first quarter projections is now reflected in the revenue and expense updates.

Projected taxpayer-supported capital spending has decreased by $147 million from the first quarter projection due to project construction schedule adjustments that re-profiled spending into future years.

The taxpayer-supported debt forecast is down $550 million since the first Quarter Report, reflecting lower borrowing for capital purposes and a change in the investment strategy for the Children’s Education Fund towards investment in BC government bonds.

Self-supported debt is forecast to be $327 million lower than the first quarter projection, mainly due to increased use of internal financing for capital projects by BC Hydro and the Transportation Investment Corporation, which reduced borrowing requirements.

The taxpayer-supported debt to GDP ratio track reflects Statistics Canada revisions to pre-2012 nominal GDP numbers and the first release of estimated 2012 nominal GDP, which resulted in a 0.4 percentage point increase in the ratio. Taxpayer-supported debt to GDP is now projected to be 18.5 per cent – a 0.2 percentage point reduction from the adjusted first quarter projection.

Revenue

Revenue for 2013/14 is forecast to be $44.3 billion – $15 million lower than the projection in the first Quarterly Report. The deterioration reflects reductions in revenue from taxation sources, natural resources and federal transfers, partially offset by an improvement in the net income of commercial Crown corporations.

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table 1.10. Major changes from the first Quarterly Report include:

Taxation revenue

Personal income tax revenue is down $284 million. The combined impacts of weaker 2012 tax assessments and an expected lower yield in 2013 resulted in a $142 million decrease in the prior-year adjustment and a $142 million decline in the 2013/14 tax base.

Corporate income tax revenue is up $272 million due to stronger 2012 tax assessment results and higher federal government instalments.

Provincial sales tax revenue is down $100 million mainly due to weaker year-to-date sales activity.

Property transfer tax revenue is up $50 million reflecting recent strength in the housing market.

Second Quarterly Report 2013/14

Updated Financial Forecast

Natural resources revenue

Revenue from natural gas royalties is down $27 million reflecting lower natural gas prices, reduced volumes and increased utilization of royalty programs and credits.

Revenue from coal, metals and minerals is down $31 million mainly due to the effects of lower coal and copper prices on production and exports.

Forests revenue is up $30 million reflecting increased stumpage revenue resulting from higher lumber prices and regularly scheduled stumpage rate adjustments. This improvement is partially offset by lower border taxes collected under the Softwood Lumber Agreement and reduced logging tax revenue.

Other revenue

Revenue from fees, licenses, investment earnings and other miscellaneous sources is relatively unchanged as higher revenue from fees and income from taxpayer-supported Crown corporations are offset by reduced earnings from the SUCH sector entities.

Federal government transfers

Canada Health and Social Transfers are down $29 million due to a lower BC population share of the national total. Other federal government contributions are expected to be up $20 million mainly due to increased direct contributions to the SUCH sector entities.

Commercial Crown corporations

The outlook for commercial Crown corporation net income is up $91 million mainly reflecting an increase in ICBC net income due to improved investment returns.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.2 2013/14 Financial Forecast Changes

	($ millions)
2013/14 surplus — June Update 2013 (June 27, 2013)	153		153
2013/14 surplus — first Quarterly Report (September 10, 2013)		136

	Q1 Update	Q2 Update	Total Changes
Revenue changes:
Personal income tax — mainly weaker 2012 tax assessments	(116)	(284)	(400)
Corporate income tax — increased federal government instalments and prior-year adjustment, reflecting higher 2012 tax assessments	165	272	437
Provincial sales tax — weaker year-to-date sales results	—	(100)	(100)
Property transfer tax — stronger year-to-date sales results	25	50	75
Other taxation sources	10	4	14
Natural gas royalties — lower prices and volumes and higher utilization of royalty programs	(8)	(27)	(35)
Coal, metals and minerals — lower coal and copper prices	(41)	(31)	(72)
Forests — mainly higher interior stumpage revenue	62	30	92
Other natural resources	10	(12)	(2)
Fees, investment earnings and miscellaneous sources — mainly lower cost recoveries	(73)	1	(72)
Health and social transfers — mainly lower population share	(14)	(29)	(43)
Other federal government transfers — mainly higher direct progam funding	25	20	45
Commercial Crown agencies operating results:
ICBC — mainly due to improved investment income	18	87	105
Other commercial Crown agencies changes	6	4	10
Total revenue changes	69	(15)	54
Less: expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Emergency program flood-related costs	27	(8)	19
Direct fire costs	71	(7)	64
Tax credit transfers	20	(25)	(5)
Elections BC	—	33	33
Ministry savings	(30)	—	(30)
Spending funded by third party recoveries	(10)	12	2
(Increase) decrease in operating transfers to service delivery agencies	(61)	(36)	(97)
Changes in spending profile of service delivery agencies:
School districts — lower operating expenses	(14)	2	(12)
Universities — lower operating costs and grants to third parties	—	(37)	(37)
Colleges — upward revision in staffing and other operating costs	—	26	26
Health authorities and hospital societies — increased demand for healthcare services	50	47	97
Other service delivery agencies	3	(1)	2
Allocation of further expenditure management target to ministries	30	—	30
Total expense increases (decreases)	86	6	92
Subtotal	(17)	(21)	(38)
Reduction in forecast allowance	—	50	50
Total changes	(17)	29	12
2013/14 surplus — first Quarterly Report	136
2013/14 surplus — second Quarterly Report		165	165

Second Quarterly Report 2013/14

Updated Financial Forecast

Expense

Overall projected government spending in 2013/14 is $6 million higher compared to the first Quarterly Report. This relatively stable forecast update includes lower statutory spending, offset by higher spending supported by recoveries from third parties. Projected increases in service delivery agency spending are being funded by additional operating transfers from ministries.

Consolidated Revenue Fund spending

Ministry spending is forecasted to be $15 million lower mainly due to reductions in anticipated emergency program flood-related costs ($8 million) and direct fire costs ($7 million). As well, tax credit transfers are projected to be lower by $25 million mainly due to weaker 2012 tax assessments. These savings are offset by the provincial election and other event-related costs ($33 million) being expensed against Elections BC’s statutory authority rather than being held in the Contingencies vote now that costs are known with greater certainty.

Contingencies

Apart from the change for Elections BC costs noted above, the Contingencies vote remains unchanged from the first Quarterly Report.

Table 1.3 2013/14 Notional Allocations to Contingencies

($ millions)	June Update 2013	First Quarterly Report	Second Quarterly Report
Community Living BC anticipated caseload increases	12	12	12
Elections BC event-related funding	33	33	—
Subtotal notional allocations	45	45	12
Reserved for potential pressures related to litigation, caseload, natural disasters, and other contingent items	180	180	213
Total contingencies	225	225	225

Government continues to monitor potential pressures which ministries and agencies are working to manage from within existing budgets, with additional funding provided from the Contingencies vote as necessary.

Spending recovered from third parties

Spending on cost-shared programs and other costs recovered from third parties are projected to increase by $12 million. The changes reflect:

•    $6 million increase in distributions of gaming proceeds;

•             $5 million increase in social services spending mainly on child safety and family support services;

•             $4 million increase in higher fee recoveries for motor vehicle services;

Second Quarterly Report 2013/14

Updated Financial Forecast

•                  $3 million net increase in health sector recoveries due to higher Pharmacare costs under the various Product Listing Agreements that are recovered from drug companies ($5 million), offset by lower Medical Service Plan premium collections ($2 million); and

•                  $9 million in higher recoveries elsewhere;

partially offset by a $15 million net reduction in free Crown grants.

The above spending changes are offset by an equal net increase in revenue and as a result have no net impact on the fiscal plan.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecast to be $36 million higher mainly due to adjustments to projected health organization allocations in response to spending forecast changes noted below.

Service delivery agency spending

Service delivery agency spending is forecast to increase by $37 million.

•                  School district spending is forecast to be $2 million higher due to a downward adjustment to estimated operating costs.

•                  University spending is now forecast to be $37 million lower due to reduced operating costs and grants to third parties, partially offset by projected higher staffing costs resulting from recently finalized collective agreements.

•                  College spending is expected to be $26 million higher due to upward revisions on staffing and other operating costs reflecting growth in educational delivery.

•                  Health authority and hospital society spending is forecast to be up $47 million. This projected increase mainly reflects the additional staffing and operating costs incurred to manage the increasing demand for healthcare services delivered by these organizations.

•                  Other service delivery agency spending is projected to be lower by $1 million primarily due to lower operating costs for BC Transportation Financing Authority.

Detailed expense projections are disclosed in Table 1.8. Key spending assumptions and sensitivities are provided in Table 1.11.

Government employment (FTEs)

The projection of government employment for 2013/14 is unchanged from the first Quarterly Report. Further details on FTEs are provided in Table 1.12

Second Quarterly Report 2013/14

Updated Financial Forecast

Provincial capital spending

Capital spending is projected to total $6.2 billion in 2013/14 – $190 million lower than the first Quarterly Report forecast (see Tables 1.4 and 1.13).

Taxpayer-supported capital spending is projected at $3.6 billion. The $147 million decrease since the first Quarterly Report mainly reflects lower forecast spending due to construction schedule adjustments (mainly in the areas of schools, health facilities and transportation projects), partially offset by an increase in spending on self-funded university projects.

At $2.6 billion, self-supported capital spending is down $43 million from the first Quarterly Report mainly due to procurement delays for the John Hart Replacement project and construction schedule adjustments for other BC Hydro projects.

Table 1.4 2013/14 Capital Spending Update

	($ millions)
2013/14 capital spending — June Update 2013 (June 27, 2013)	6,336		6,336
2013/14 capital spending — first Quarterly Report (September 10, 2013)		6,377

	Q1 Update	Q2 Update	Total Changes
Taxpayer-supported changes:
Additional externally-funded capital spending by post-secondary institutions	83	31	114
K-12 Education project scheduling changes	(5)	(34)	(39)
Health project scheduling changes	(20)	(61)	(81)
Transportation project scheduling changes	(19)	(20)	(39)
Other project scheduling changes	2	(63)	(61)
Total taxpayer-supported	41	(147)	(106)
Self-supported changes:
BC Hydro — mainly procurement delays for the John Hart Replacement project and construction schedule adjustments for other BC Hydro projects	—	(36)	(36)
Other	—	(7)	(7)
Total self-supported	—	(43)	(43)
Total changes	41	(190)	(149)
2013/14 capital spending — first Quarterly Report	6,377
2013/14 capital spending — second Quarterly Report		6,187	6,187

Projects over $50 million

Capital spending projects with provincial contributions greater than $50 million are presented in Table 1.14. The following changes have occurred since the first Quarterly Report:

•             the $82 million Joseph and Rosalie Segal Family Health Centre project at Vancouver General Hospital has been added;

•             $2 million was redistributed to P3 contract spending from direct procurement in the Interior Heart and Surgical Centre project; and

•             total anticipated spending for BC Hydro’s Dawson Creek/Chetwynd area transmission project increased $41 million reflecting higher construction costs and additional consultation requested by the BC Utilities Commission.

Second Quarterly Report 2013/14

Updated Financial Forecast

Provincial debt

The provincial debt, including a $100 million forecast allowance, is projected to total $62 billion by the end of the fiscal year – $927 million lower than the projection in the first Quarterly Report.

Table 1.5 2013/14 Provincial Debt Update

	($ millions)
2013/14 provincial debt – June Update 2013 (June 27, 2013)	62,572		62,572
2013/14 provincial debt – first Quarterly Report (September 10, 2013)		62,495

	Q1 Update	Q2 Update	Total Changes
Taxpayer-supported changes:
Government operating:
– health and social transfers cash proceeds	38	8	46
– Children’s Education Fund investment in BC government debt	—	(392)	(392)
– other changes	(20)	(13)	(33)
Total operating debt changes	18	(397)	(379)
Capital debt:
– reduced provincial financing from capital scheduling adjustments	(39)	(58)	(97)
– reduced borrowing requirements for transportation sector capital spending	—	(40)	(40)
– reduced other borrowing requirements for capital spending	(8)	(55)	(63)
Total capital debt changes	(47)	(153)	(200)
Total taxpayer-supported	(29)	(550)	(579)
Self-supported changes:
BC Hydro – reflects the reduction in capital spending and an increase in cash flow from operations	—	(197)	(197)
Transportation Investment Corporation – increase in internal financing of the Port Mann project (lower borrowing requirement)	(49)	(138)	(187)
Other changes	1	8	9
Total self-supported	(48)	(327)	(375)
Forecast allowance changes:
Adjustment to forecast allowance	—	(50)	(50)
Total changes	(77)	(927)	(1,004)
2013/14 provincial debt – first Quarterly Report	62,495
2013/14 provincial debt – second Quarterly Report		61,568	61,568

Taxpayer-supported debt is projected to be $42 billion. The $550 million reduction from the first Quarterly Report is mainly due to reduced borrowing requirements for capital spending and a change in the investment strategy for the Children’s Education Fund (CEF) towards investment in BC government bonds. As the CEF bonds constitute debt government owes to itself, they are not a factor in the consolidated level of debt.

The taxpayer-supported debt to GDP ratio is projected to be 18.5 per cent, including a 0.4 percentage point increase due to the impact of Statistics Canada’s recent historical nominal GDP revisions on current projections. Excluding this impact, lower taxpayer-supported debt projections resulted in a 0.2 percentage point reduction in the ratio.

Self-supported debt is projected to be $19.5 billion. The $327 million reduction from the first Quarterly Report mainly reflects an increase in cash flow from operations and lower capital spending for BC Hydro and reduced cash flow requirements for the BC Transportation Investment Corporation.

Second Quarterly Report 2013/14

Updated Financial Forecast

Total provincial debt includes $100 million that represents the operating statement forecast allowance.

Details on provincial debt are shown in Table 1.15.

Risks to the fiscal forecast

There are a number of risks and pressures to the fiscal plan, including the potential for further slowing of domestic activity, renewed weakness in the US economy and slowing Asian demand, the ongoing sovereign debt situation in Europe and a fluctuating Canadian dollar.

Revenues in British Columbia can be volatile, largely due to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

Personal and corporate income tax assessments for the 2012 tax year will not be finalized until March 2014 and could result in further revenue and tax credit transfer spending adjustments. Corporate income tax revenue could be affected by changes in federal government assumptions of national corporate profits and taxable income.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster response represent the main spending risks.

The potential fiscal impact from these risks is covered by the $225 million Contingencies vote and the $100 million forecast allowance.

Supplementary schedules

The following tables provide the financial results for the six months ended September 30, 2013 and the 2013/14 full-year forecast.

Table 1.6 2013/14 Operating Statement

	Year-to-Date to September 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Revenue	22,124	22,172	48	20,885	44,239	44,293	54	42,055
Expense	(20,768)	(20,773)	(5)	(20,244)	(43,936)	(44,028)	(92)	(43,201)
Surplus (deficit) before forecast allowance	1,356	1,399	43	641	303	265	(38)	(1,146)
Forecast allowance	—	—	—	—	(150)	(100)	50	—
Surplus (deficit)	1,356	1,399	43	641	153	165	12	(1,146)
Accumulated surplus beginning of the year	1,307	1,282	(25)	2,480	1,307	1,282	(25)	2,428
Accumulated surplus before comprehensive income	2,663	2,681	18	3,121	1,460	1,447	(13)	1,282
Accumulated other comprehensive income from self-supported Crown agencies	48	30	(18)	(29)	199	185	(14)	103
Accumulated surplus end of period	2,711	2,711	—	3,092	1,659	1,632	(27)	1,385

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.7 2013/14 Revenue by Source

	Year-to-Date to September 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Taxation
Personal income	3,539	3,443	(96)	3,251	7,271	6,871	(400)	6,977
Corporate income	1,470	1,586	116	1,614	2,109	2,546	437	2,204
Sales [1]	3,042	2,862	(180)	3,080	5,927	5,803	(124)	6,068
Fuel	484	486	2	475	926	926	—	890
Carbon	518	562	44	506	1,187	1,200	13	1,120
Tobacco	376	380	4	329	709	709	—	614
Property	1,021	1,021	—	987	2,053	2,078	25	1,985
Property transfer	401	490	89	467	715	790	75	758
Insurance premium	221	236	15	221	435	435	—	434
	11,072	11,066	(6)	10,930	21,332	21,358	26	21,050
Natural resources
Natural gas royalties	174	150	(24)	45	397	362	(35)	169
Forests	213	287	74	234	593	685	92	562
Other natural resource [2]	936	882	(54)	931	1,856	1,782	(74)	1,742
	1,323	1,319	(4)	1,210	2,846	2,829	(17)	2,473
Other revenue
Medical Services Plan premiums	1,065	1,061	(4)	1,015	2,156	2,156	—	2,047
Other fees [3]	1,319	1,364	45	1,266	2,956	3,025	69	2,849
Investment earnings	514	674	160	508	1,058	1,094	36	1,173
Miscellaneous [4]	1,717	1,485	(232)	1,247	3,116	2,939	(177)	2,623
Release of surplus assets	163	144	(19)	—	480	480	—	—
	4,778	4,728	(50)	4,036	9,766	9,694	(72)	8,692
Contributions from the federal government
Health and social transfers	2,955	2,930	(25)	2,825	5,883	5,840	(43)	5,442
Other federal contributions [5]	693	670	(23)	678	1,597	1,642	45	1,600
	3,648	3,600	(48)	3,503	7,480	7,482	2	7,042

Commercial Crown corporation net income
BC Hydro	147	146	(1)	128	545	545	—	509
Liquor Distribution Branch	465	463	(2)	486	851	853	2	930
BC Lotteries (net of payments to the federal government)	584	592	8	561	1,162	1,162	—	1,118
ICBC	121	258	137	24	257	362	105	251
Transportation Investment Corporation (Port Mann)	(43)	(28)	15	(15)	(92)	(92)	—	(60)
Other[6]	29	28	(1)	22	92	100	8	50
	1,303	1,459	156	1,206	2,815	2,930	115	2,798
Total revenue	22,124	22,172	48	20,885	44,239	44,293	54	42,055

1 Includes provincial sales tax and harmonized sales tax/social services tax/hotel room tax related to prior years.

2 Columbia River Treaty, other energy and minerals, water rental and other resources.

3 Post-secondary, healthcare-related, motor vehicle, and other fees.

4 Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5 Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6 Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions self-supported subsidiaries.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.8 2013/14 Expense by Ministry, Program and Agency 1

	Year-to-Date to September 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13 [2]	Budget	Forecast	Variance	2012/13 [2]
Office of the Premier	5	4	(1)	4	9	9	—	8
Aboriginal Relations and Reconciliation	41	38	(3)	38	82	82	—	97
Advanced Education	959	950	(9)	956	1,953	1,952	(1)	1,972
Agriculture	38	46	8	44	79	79	—	69
Children and Family Development	659	645	(14)	643	1,345	1,345	—	1,326
Community, Sport and Cultural Development	115	96	(19)	183	182	182	—	327
Education	2,726	2,703	(23)	2,679	5,366	5,365	(1)	5,357
Energy and Mines	12	14	2	28	24	24	—	67
Environment	61	61	—	60	129	128	(1)	138
Finance	118	94	(24)	83	190	188	(2)	229
Forests, Lands and Natural Resource Operations	283	330	47	326	561	622	61	673
Health	8,169	7,992	(177)	7,834	16,551	16,536	(15)	15,927
International Trade	19	22	3	22	36	36	—	57
Jobs, Tourism and Skills Training	96	92	(4)	101	197	197	—	211
Justice	568	546	(22)	552	1,140	1,159	19	1,193
Natural Gas Development	186	185	(1)	210	372	372	—	369
Social Development and Social Innovation	1,232	1,222	(10)	1,191	2,487	2,487	—	2,445
Technology, Innovation and Citizens’ Services	273	244	(29)	244	535	531	(4)	533
Transportation and Infrastructure	407	404	(3)	403	812	809	(3)	816
Total ministries and Office of the Premier	15,967	15,688	(279)	15,601	32,050	32,103	53	31,814
Management of public funds and debt	632	637	5	594	1,257	1,257	—	1,197
Contingencies	—	—	—	2	225	225	—	11
Funding for capital expenditures	340	216	(124)	299	992	895	(97)	946
Refundable tax credit transfers	416	414	(2)	527	835	830	(5)	1,188
Legislative and other appropriations	65	87	22	54	132	165	33	123
Subtotal	17,420	17,042	(378)	17,077	35,491	35,475	(16)	35,279
Prior year liability adjustments	—	(3)	(3)	(5)	—	—	—	(159)
Consolidated revenue fund expense	17,420	17,039	(381)	17,072	35,491	35,475	(16)	35,120
Expenses recovered from external entities	1,215	1,484	269	1,164	2,835	2,837	2	2,715
Funding provided to service delivery agencies	(10,677)	(10,555)	122	(10,484)	(21,555)	(21,555)	—	(21,165)
Total direct program spending	7,958	7,968	10	7,752	16,771	16,757	(14)	16,670
Service delivery agency expense
School districts	2,437	2,488	51	2,428	5,598	5,586	(12)	5,577
Universities	1,960	1,932	(28)	1,881	4,108	4,071	(37)	3,943
Colleges and institutes	524	540	16	519	1,115	1,141	26	1,105
Health authorities and hospital societies	6,164	6,297	133	6,042	12,771	12,868	97	12,519
Other service delivery agencies	1,725	1,548	(177)	1,622	3,603	3,605	2	3,387
Total service delivery agency expense	12,810	12,805	(5)	12,492	27,195	27,271	76	26,531
Subtotal expense	20,768	20,773	5	20,244	43,966	44,028	62	43,201
Further expenditure management	—	—	—	—	(30)	—	30	—
Total expense	20,768	20,773	5	20,244	43,936	44,028	92	43,201

1 Reflects government’s organization that was in effect at September 30, 2013.

2 Restated to reflect government’s current accounting policies.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.9 2013/14 Expense By Function

	Year-to-Date to September 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13 [1]	Budget	Forecast	Variance	2012/13 [1]
Health:
Medical Services Plan	2,041	1,977	(64)	1,903	4,271	4,146	(125)	3,906
Pharmacare	592	568	(24)	570	1,204	1,225	21	1,122
Regional services	5,946	5,849	(97)	5,634	12,101	12,073	(28)	11,784
Other healthcare expenses [2]	361	332	(29)	342	850	845	(5)	690
	8,940	8,726	(214)	8,449	18,426	18,289	(137)	17,502
Education:
Elementary and secondary	2,614	2,617	3	2,538	6,063	6,073	10	6,002
Post-secondary	2,442	2,461	19	2,372	5,253	5,287	34	5,103
Other education expenses [3]	237	168	(69)	174	575	472	(103)	423
	5,293	5,246	(47)	5,084	11,891	11,832	(59)	11,528
Social services:
Social assistance [2,3]	790	792	2	774	1,584	1,596	12	1,552
Child welfare [2]	492	532	40	534	1,011	1,017	6	1,098
Low income tax credit transfers	118	125	7	255	248	264	16	534
Community living and other services	369	393	24	373	798	795	(3)	806
	1,769	1,842	73	1,936	3,641	3,672	31	3,990
Protection of persons and property	674	694	20	686	1,378	1,517	139	1,539
Transportation	744	751	7	763	1,555	1,548	(7)	1,552
Natural resources and economic development	848	927	79	893	1,822	1,868	46	2,092
Other	513	548	35	663	1,227	1,230	3	1,346
Contingencies	—	—	—	2	225	225	—	—
General government	591	659	68	589	1,245	1,313	68	1,262
Debt servicing	1,396	1,380	(16)	1,179	2,526	2,534	8	2,390
Total expense	20,768	20,773	5	20,244	43,936	44,028	92	43,201

1   Restated to reflect government’s current organization and accounting policies.

2   Payments for healthcare services by the Ministry of Social Development and Social Innovation and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3   Payments for training costs by the Ministry of Social Development and Social Innovation made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions – Revenue

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	Second Quarter Forecast	2013/14 Sensitivities
Personal income tax	$7,271	$7,155	$6,871
Current calendar year assumptions
Personal income growth	3.1%	3.1%	3.1%	+/- 1% change in 2013 BC personal income growth equals +/- $75 to $100 million
Labour income growth	3.3%	3.3%	3.3%
Tax base growth	5.8%	5.8%	5.4%
Average tax yield	4.93%	4.93%	4.85%
Current-year tax	$6,824	$6,773	$6,660
Prior year’s tax assessments	$338	$338	$313
Unapplied taxes	$80	$80	$80

+/- 1% change in 2012 BC personal or taxable income growth equals +/- $75 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/-$60 to $80 million base change in 2013/14

BC Tax Reduction	$-108	$-108	$-108
Non-Refundable BC tax credits	$-61	$-61	$-56
Policy neutral elasticity *	1.3	1.3	1.2
Fiscal year assumptions
Prior-year adjustment	$0	$-62	$-204

2012 Tax-year	2012 Assumptions
Personal income growth	3.8%	3.8%	3.8%
Tax base growth	3.7%	2.8%	2.8%
Average 2012 tax yield	4.92%	4.93%	4.85%
2012 tax	$6,440	$6,390	$6,300
2011 & prior year’s tax assessments	$328	$328	$303
Unapplied taxes	$80	$80	$80
BC Tax Reduction	$-107	$-107	$-107
Non-Refundable BC tax credits	$-61	$-61	$-55
Policy neutral elasticity *	1.2	1.0	0.6

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$2,109	$2,274	$2,546
Components of revenue (fiscal year)
Advance instalments	$2,254	$2,369	$2,473
International Business Activity Act refunds	$-20	$-20	$-20
Prior-year adjustment	$-125	$-75	$93
Current calendar year assumptions
National tax base ($ billions)	$258.0	$270.9	$277.0	+/- 1% change in the 2013 national tax base equals +/- $25 to $30 million
BC instalment share of national tax base	11.2%	11.2%	11.2%
Effective tax rates (general/small business)	10.75 / 2.5	10.75 / 2.5	10.75 / 2.5
BC tax base growth (post federal measures)	4.2%	5.8%	5.7%
BC corporate profits growth	3.8%	3.8%	3.8%	+/- 1% change in the 2012 BC tax base equals +/- $25 to $30 million in 2013/14
Non-Refundable BC tax credits	$-92	$-92	$-98

2012 Tax-year	2012 Assumptions
BC tax base growth (post federal measures)	1.6%	4.2%	10.7%
BC corporate profits growth	-0.2%	-0.2%	-0.2%
Gross 2012 tax	$1,966	$2,016	$2,184
Prior-year adjustments	$-125	$-75	$93
Prior years losses/gains (included in above)	$0	$0	$0
Non-Refundable BC tax credits	$-87	$-87	$-88

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2013/14 instalments from the federal government reflects two-third of payments related to the 2013 tax year (paid during Apr-July 2013 and adjusted in Sept and Dec) and one-third of 2014 payments. Instalments for the 2013 (2014) tax year are based on BC’s share of the national tax base for the 2011 (2012) tax year and a forecast of the 2013 (2014) national tax base. BC’s share of the 2011 national tax base was 11.2%, based on tax assessments as of December 31, 2012. Cash adjustments for any under/over payments from the federal government in respect of 2012 will be received/paid on March 31, 2014.

Provincial sales tax	$5,927	$5,927	$5,803
Provincial sales tax base growth (fiscal year)	3.5%	3.5%	3.5%	+/- 1% change in the 2013 consumer expenditure growth equals up to +/- $15 million
Calendar Year
Nominal consumer expenditure	3.1%	3.1%	3.1%
Nominal business investment	6.4%	6.4%	6.4%
Other expenditures	3.5%	3.5%	3.5%
Components of Provincial sales tax revenue				+/- 1% change in the 2013 business investment growth equals up to +/- $20 million
Consolidated Revenue Fund	$5,913	$5,913	$5,789
BC Transportation Financing Authority	$14	$14	$14

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	Second Quarter Forecast	2013/14 Sensitivities
Fuel and carbon taxes	$2,113	$2,126	$2,126
Calendar Year
Real GDP	1.4%	1.4%	1.4%
Gasoline volumes	0.0%	0.0%	0.0%
Diesel volumes	2.0%	2.0%	2.0%
Natural gas volumes	1.4%	1.4%	1.4%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$30	$30
Natural gas (cents/gigajoule)	148.98 ¢	148.98 ¢	148.98 ¢
Gasoline (cents/litre)	6.67 ¢	6.67 ¢	6.67 ¢
Light fuel oil (cents/litre)	7.67 ¢	7.67 ¢	7.67 ¢
Carbon tax revenue	$1,187	$1,200	$1,200
Components of fuel tax revenue
Consolidated Revenue Fund	$505	$505	$505
BC Transit	$12	$12	$12
BC Transportation Financing Authority	$409	$409	$409
	$926	$926	$926
Property taxes	$2,053	$2,050	$2,078
Calendar Year
BC Consumer Price Index	0.9%	0.9%	0.9%	+/- 1% change in new construction & inflation equals up to +/- $15 million in residential property taxation revenue
Housing starts	23,800	23,800	23,800
Home owner grants (fiscal year)	$-825	$-811	$-811
Components of revenue
Residential (net of home owner grants)	$688	$692	$719
Non-residential	$1,079	$1,076	$1,076	+/- 1% change in new construction and inflation equals up to +/- $10 million in non-residential property taxation revenue
Rural area	$95	$95	$95
Police	$31	$31	$31
BC Assessment Authority	$81	$82	$82
BC Transit	$79	$74	$75
Other taxes	$1,859	$1,884	$1,934
Calendar Year
Population	0.9%	0.9%	0.9%
BC Consumer Price Index	0.9%	0.9%	0.9%
BC housing starts	-13.3%	-13.3%	-13.3%
Real GDP	1.4%	1.4%	1.4%
Nominal GDP	3.1%	3.1%	3.1%
Components of revenue
Property transfer	$715	$740	$790
Tobacco	$709	$709	$709
Insurance premium and other	$435	$435	$435

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions – Revenue (continued)

	June	First	Second
Revenue Source and Assumptions	Update	Quarter	Quarter
($ millions unless otherwise specified)	2013	Forecast	Forecast	2013/14 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other	$1,751	$1,710	$1,656
Natural gas price				+/- $0.50 change in the natural gas price equals +/- $117 to $125 million. Sensitivities can vary significantly especially at lower prices
Plant inlet, $Cdn/gigajoule	$2.25	$2.25	$2.20
Sumas, $US/ MMBtu	$3.77	$3.77	$3.75
Natural gas production volumes
Billions of cubic metres	39.1	38.9	38.7
Petajoules	1,553	1,544	1,536
Annual per cent change	9.6%	8.9%	8.4%
Oil price ($US/bbl at Cushing, Ok)	$93.41	$94.37	$98.31	+/- 1% change in natural gas volumes equals +/- $3 million on natural gas royalties +/- 1 cent change in the exchange rate equals +/- $4 million on natural gas royalties

Auctioned land base (000 hectares)	100	100	100
Average bid price/hectare ($)	$1,100	$1,100	$1,250
Cash sales of Crown land tenures	$110	$110	$125
Metallurgical coal price ($US/tonne, fob west coast)	$172	$155	$145
Copper price ($US/lb)	$3.40	$3.36	$3.24
Annual electricity volumes set by treaty (million mega-watt hours)	4.3	4.3	4.3	+/- 10% change in the average Mid-Columbia electricity price equals +/- $10 million
Mid-Columbia electricity price ($US/mega-watt hour)	$37	$37	$36
Exchange rate (US¢/ Cdn$, calendar year)	97.5	96.7	97.4
Components of revenue
Natural gas royalties	$397	$389	$362
Bonus bids, fees and rentals	$849	$849	$851

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Petroleum royalties	$93	$102	$99
Columbia River Treaty electricity sales	$145	$145	$150
Coal	$171	$122	$104
Minerals, metals and other	$54	$62	$49
Oil and Gas Commission fees and levies	$42	$41	$41
Royalty programs and infrastructure credits
Summer drilling	$-5	$-15	$-15
Deep drilling	$-228	$-227	$-249
Road and pipeline infrastructure	$-30	$-32	$-26
Total	$-263	$-274	$-290
Implicit average natural gas royalty rate	11.3%	11.1%	10.7%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	Second Quarter Forecast	2013/14 Sensitivities
Forests	$593	$655	$685
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $25 to $50 million
SPF 2x4 ($US/1000 bd ft)	$348	$346	$353
Random Lengths Composite
($US/thousand board feet)	$377	$377	$382	+/- US$50 change in pulp price equals +/-$5 to $10 million
Pulp ($US/tonne) Coastal log ($Cdn/cubic metre)	$828	$841	$851
(Vancouver Log Market, fiscal year)	$87	$93	$93	+/- Cdn$10 change in average log price equals +/-$10 to $20 million
Fiscal Year Trade Assumptions
Export tax rate (effective rate)	2.5%	3.8%	1.7%
Lumber shipments and consumption (billion board feet)				+/- 1 cent change in exchange rate equals
U.S. lumber consumption	39.4	39.4	39.5
BC surge trigger volumes	8.4	8.4	8.4	+/- $5 to $10 million on stumpage revenue
BC lumber exports to US	7.0	7.0	6.7
Crown harvest volumes (million cubic metres)				+/- 10% change in Interior harvest volumes equals
Interior	50.7	50.5	50.3	+/- $15 to $20 million
Coast	13.8	14.0	14.2	+/- 10% change in Coastal harvest volumes equals
Total	64.5	64.5	64.5
BC Timber Sales (included in above)	11.4	11.4	11.4	+/- $3 to $6 million
Components of revenue				The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in softwood lumber border tax revenues
Tenures	$292	$354	$414
BC Timber Sales	$187	$187	$198
Federal border tax (SLA 2006)	$65	$57	$14
Logging tax	$20	$20	$15
Other CRF revenue	$15	$15	$20
Recoveries	$14	$22	$24
Other natural resources	$502	$504	$488
Components of revenue
Water rental and licences*	$434	$437	$421
Recoveries	$48	$47	$47
Angling and hunting permits and licences	$13	$13	$13
Recoveries	$7	$7	$7

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$9,766	$9,693	$9,694
Components of revenue
Fees and licences
Consolidated Revenue Fund	$2,877	$2,895	$2,913
Medical Services Plan premiums	$2,059	$2,059	$2,059
Motor vehicle licences and permits	$492	$499	$506
Other Consolidated Revenue Fund	$326	$337	$348
Recoveries	$256	$256	$244
MSP recoveries	$97	$97	$97
Other recoveries	$159	$159	$147
Crown corporations and agencies	$105	$108	$107
Other service delivery agencies	$1,874	$1,893	$1,917
Post-secondary education fees	$1,394	$1,394	$1,418
Other health-care related fees	$326	$328	$328
School Districts	$154	$171	$171
Investment earnings
Consolidated Revenue Fund	$92	$83	$85
Fiscal agency loans & sinking funds earnings	$818	$822	$824
Crown corporations and agencies	$18	$20	$24
Other service delivery agencies	$130	$128	$161
Sales of goods and services	$909	$890	$886
Miscellaneous	$2,207	$2,118	$2,053
Asset sales	$480	$480	$480

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.10 2013/14 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Forecast	Second Quarter Forecast	2013/14 Sensitivities
Health and social transfers	$5,883	$5,869	$5,840
National Cash Transfers
Canada Health Transfer (CHT)	$30,283	$30,283	$30,283
Wait Times Reduction Transfer (WTRT)	$250	$250	$250	+/- 0.1% change in BC’s population share equals
Canada Social Transfer (CST)	$12,215	$12,215	$12,215
BC share of national population (June 1)	13.13%	13.09%	13.04%	+/- $55 to $60 million
BC health and social transfers revenue
CHT	$4,220	$4,205	$4,186
WTRT	$33	$33	$33
CST	$1,604	$1,599	$1,592
Prior-year adjustments	$4	$10	$7
Health deferral
Diagnostic and Medical Equipment	$15	$15	$15
Medical Equipment Trust	$7	$7	$7
Other federal contributions	$1,597	$1,622	$1,642
Components of revenue
Other Consolidated Revenue Fund	$160	$160	$159
Labour Market Development Agreement	$301	$301	$301
Local Government Services and Transfers	$20	$20	$20
Canada-BC Co-operation on Immigration	$94	$122	$122
Labour Market Agreement	$66	$101	$101
Other recoveries	$196	$179	$185
Crown corporations and agencies	$222	$213	$209
Other service delivery agencies	$538	$526	$545
Service delivery agency direct revenue	$6,083	$6,058	$6,061
School districts	$495	$509	$509
Post-secondary institutions	$2,983	$2,983	$2,969
Health authorities and hospital societies	$812	$788	$795
BC Transportation Financing Authority	$624	$625	$624
Other service delivery agencies	$1,169	$1,153	$1,164
Commercial Crown corporation net income	$2,815	$2,839	$2,930
BC Hydro	$545	$545	$545
reservoir water inflows	100%	100%	99%	+/-1% in hydro generation = +/-$15 million

mean gas price	3.62	3.78	3.71	+/-10% = -/+$5 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices (Mid-C, $US/MWh)	29.23	32.30	33.06	+/-10% change in electricity trade margins = +/-$20 million
allowed return on deemed equity	11.84%	11.84%	11.84%	+/-1% = +/-$50 million
ICBC	$257	$275	$362
vehicle growth	+1.4%	+1.4%	+1.6%	+/-1% = +/-$40 million
current claims cost percentage change	+2.8%	+2.7%	+4.1%	+/-1% = -/+$31 million
investment return	3.7%	3.7%	4.7%	+/-1% return = +/-$123 to $131 million
loss ratio	86.4%	86.6%	85.7%

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.11 2013/14 Material Assumptions - Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Report	Second Quarter Report	Sensitivities 2013/14
Advanced Education	1,953	1,952	1,952
Student spaces in public institutions (# FTEs)	200,936	200,936	200,936	The number of student spaces may vary depending on the financial and other policies of post-secondary institutions.
Children and Family Development	1,345	1,345	1,345
Average children-in-care caseload (#)	8,040	8,040	8,040

Caseload is expected to remain stable. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $1.7 million (excluding Delegated Aboriginal Agencies).

Average annual residential cost per child in care ($)	36,500	36,500	36,500
Education	5,366	5,365	5,365
Enrolment (# of FTEs)	548,502	545,393	545,393	Enrolment figures are based on BC Stats and school district enrolment trends, to which the Ministry has added forecasts for distributed learning, adult education, and summer learning.
School age (K-12)	524,250	522,225	522,225
Distributed Learning (online)	11,907	11,907	11,907
Summer	6,117	6,292	6,292
Adults	6,228	4,969	4,969
Forests, Lands and Natural Resource Operations	561	629	622
BC Timber Sales	158	158	158

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Direct Fire Fighting	63	134	127	Over the past several years, Direct fire fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.
Health	16,551	16,536	16,536
Pharmacare	1,179	1,164	1,164	A 1% change in utilization or drug prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	3,982	3,982	3,982	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Services	11,121	11,121	11,121
Justice	1,140	1,167	1,159
New cases filed/processed (# for all courts)	285,000	285,000	285,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceedings Act (CPA)	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.
Policing, Victim Services and Corrections	596	596	596	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Emergency Program Act (EPA)	15	42	34	The number and severity of natural disasters.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.11 2013/14 Material Assumptions - Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	June Update 2013	First Quarter Report	Second Quarter Report	Sensitivities 2013/14
Social Development and Social Innovation	2,487	2,487	2,487
Temporary Assistance annual average caseload (#)	48,500	48,500	48,000

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.

Disability Assistance annual average caseload (#)	88,800	88,800	88,100

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million annually.

Total annual average caseload (#)	137,300	137,300	136,100	The average cost per case is sensitive to the composition of the caseload, and reported income.
Adult Community Living:
Residential Services:
Average caseload (#)	6,050	6,050	5,900	The adult community living caseload is sensitive to the pressures of an aging population. A 1% increase in the adult caseload will increase expenditures by approximately $2.6 million.
Average cost per client ($)	68,463	68,463	70,000
Day Programs:
Average caseload (#)	15,416	15,416	15,416
Average cost per client ($)	16,927	16,927	18,700
Personal Supports Initiative
Average caseload (#)	593	593	593
Average cost per client ($)	16,108	16,108	23,000
Tax Transfers	835	855	830
Individuals	331.2	345.2	330.0

These tax transfers are now expensed as required under generally accepted accounting principles. Previously the family bonus was split 50/50 between expense program and as reduction to revenue while all other refundable credits were recorded as reduction to revenue.

Low Income Climate Action	194.0	194.0	194.0
Sales Tax/BC HST	53.0	61.8	68.8
Small Business Venture Capital	25.0	25.0	25.0
BC Senior’s Home Renovation	27.0	27.0	11.4
Other tax transfers to individuals	30.8	36.0	29.4
Family Bonus Program	1.4	1.4	1.4
Corporations	503.8	509.8	500.0
Film and Television	70.0	70.0	70.0
Production Services	270.5	218.8	218.8
Scientific Research & Experimental
Development	78.3	78.3	70.0
Interactive Digital Media	35.0	68.7	68.7
Mining Exploration	36.0	60.0	60.0
Other tax transfers to corporations	14.0	14.0	12.5
Management of Public Funds and Debt	1,257	1,257	1,257
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $41 million; $100 million increase in debt level equals $1.7 million.
Short-term	1.08%	1.10%	1.09%
Long-term	2.95%	3.25%	3.40%
CDN/US exchange rate (cents)	103.2	104.7	103.7
Service delivery agency net spending	5,640	5,657	5,716
School districts	187	208	238
Post-secondary institutions	2,964	2,963	2,950
Health authorities and hospital societies	671	683	705
BC Transportation Financing Authority	940	943	935
Other service delivery agencies	878	860	888

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.12 2013/14 Full-Time Equivalents (FTEs)1

	2013/14			Actual
FTEs	Budget	Forecast	Variance	2012/13
Ministries and special offices (consolidated revenue fund)	26,066	26,066	—	27,326
Service delivery agencies [2]	4,669	4,669	—	4,508
Total FTEs	30,735	30,735	—	31,834

1   Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2     Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.13 2013/14 Capital Spending

	Year-to-Date to September 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Taxpayer-supported
Education
School districts	267	235	(32)	286	533	494	(39)	509
Post-secondary institutions	281	161	(120)	220	561	675	114	591
Health	443	227	(216)	273	886	805	(81)	742
BC Transportation Financing Authority	553	584	31	583	1,106	1,085	(21)	1,005
BC Transit	54	23	(31)	14	109	91	(18)	48
Government operating (ministries)	136	110	(26)	68	407	364	(43)	267
Other [1]	54	32	(22)	43	121	103	(18)	111
Total taxpayer-supported	1,788	1,372	(416)	1,487	3,723	3,617	(106)	3,273
Self-supported
BC Hydro	1,057	957	(100)	953	2,031	1,995	(36)	1,929
Columbia River power projects [2]	25	13	(12)	56	81	81		94
Transportation Investment Corporation (Port Mann)	206	138	(68)	384	273	273	—	540
BC Rail	7	4	(3)	4	16	11	(5)	10
ICBC	35	32	(3)	40	73	73	—	73
BC Lottery Corporation	61	35	(26)	44	120	120	—	97
Liquor Distribution Branch	13	1	(12)	2	19	17	(2)	10
Other [3]	—	—	—	—	—	—	—	11
Total self-supported	1,404	1,180	(224)	1,483	2,613	2,570	(43)	2,764
Total capital spending	3,192	2,552	(640)	2,970	6,336	6,187	(149)	6,037

1 Includes BC Housing Management Commission, Provincial Rental Housing Corporation and other service delivery agencies.

2 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3 Includes post-secondary institutions self-supported subsidiaries.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.14 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2013/14 first Quarterly Report released on September 10, 2013.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2013	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
	Taxpayer-supported
School districts
Revelstoke Elementary and Secondary [2]	2012	57	3	60	58	—	—	2
Alberni District Secondary [2]	2012	52	6	58	54	—	—	4
Southern Okanagan Secondary	2013	46	8	54	52	—	—	2
Chilliwack Secondary	2013	49	9	58	58	—	—	—
Centennial Secondary	2015	6	55	61	61	—	—	—
Oak Bay Secondary	2015	4	48	52	50	—	—	2
Kitsilano Secondary	2015	2	62	64	60	—	—	4
Belmont Secondary	2015	7	49	56	30	—	—	26
Seismic mitigation program	2021	8	1,292	1,300	1,300	—	—	—
Total school districts		231	1,532	1,763	1,723	—	—	40
Post-secondary institutions
University of Victoria
– Superconducting electron accelerator at TRIUMF	2014	52	13	65	31	—	18	16
Emily Carr University of Art and Design
– Campus redevelopment at Great Northern Way	2016	3	131	134	113	—	—	21
Total post-secondary institutions		55	144	199	144	—	18	37
Health facilities
Victoria Royal Jubilee Hospital – Patient Care Centre [2]
– Direct procurement	2013	66	3	69	23	—	—	46
– P3 contract	2011	280	—	280	—	199	—	81
Northern Cancer Control Strategy
– Direct procurement	2013	27	8	35	32	—	—	3
– P3 contract	2012	71	—	71	54	17	—	—
Lions Gate Hospital (Mental Health) Redevelopment	2014	20	42	62	38	—	—	24
Lakes District Hospital	2015	11	44	55	46	—	—	9
Queen Charlotte/Haida Gwaii Hospital	2015	2	48	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2016	80	114	194	174	—	—	20
– P3 contract	2014	304	14	318	139	179	—	—
Royal Inland Hospital	2016	—	80	80	47	—	—	33
North Island Hospitals	2017	11	590	601	365	—	—	236
Interior Heart and Surgical Centre
– Direct procurement	2017	95	158	253	213	—	—	40
– P3 contract	2015	46	68	114	4	79	—	31
Vancouver General Hospital – Joseph and Rosalie Segal Family Health Centre	2017	2	80	82	57	—	—	25
Children’s and Women’s Hospital	2019	43	637	680	532	—	—	148
Total health facilities		1,058	1,886	2,944	1,755	474	—	715
Transportation
South Fraser Perimeter Road
– Direct procurement	2014	1,048	14	1,062	714	—	348	—
– P3 contract	2014	187	15	202	—	202	—	—
Sierra Yoyo Desan Road upgrade	2014	116	21	137	137	—	—	—
Evergreen Line Rapid Transit
– Direct procurement	2016	218	324	542	327	—	74	141
– P3 contract	2016	172	717	889	—	259	350	280
Total transportation		1,741	1,091	2,832	1,178	461	772	421

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.14 Capital Expenditure Projects Greater Than $50 million 1 (continued)

Note: Information in bold type denotes changes from the 2013/14 first Quarterly Report released on September 10, 2013.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Sept 30, 2013	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov’t	Other Contrib’ns
Other taxpayer-supported
Surrey Pretrial Service Centre expansion
– Direct procurement	2013	9	5	14	14	—	—	—
– P3 contract	2013	89	10	99	56	43	—	—
e-Health initiative	2014	261	1	262	155	—	—	107
Integrated Case Management system	2014	136	46	182	179	—	3	—
Single Room Occupancy Hotel renewal initiative
– Direct procurement	2016	7	18	25	23	—	2	—
– P3 contract	2016	24	94	118	—	91	27	—
Okanagan Correctional Centre	2016	3	229	232	101	131	—	—
Total other		529	403	932	528	265	32	107
Total taxpayer-supported		3,614	5,056	8,670	5,328	1,200	822	1,320

	Self-supported
Transportation
Port Mann Bridge / Highway 1	2015	3,135	184	3,319	3,319	—	—	—
Power generation and transmission
BC Hydro	2014	151	50	201	201	—	—	—
– Vancouver City Central transmission
– Smart metering and infrastructure program	2014	632	298	930	930	—	—	—
– Mica gas insulated switchgear replacement	2014	149	50	199	199	—	—	—
– Seymour Arm series capacitor	2014	41	17	58	58	—	—	—
– Northwest transmission line	2014	485	261	746	419	—	130	197
– Merritt area transmission	2014	10	56	66	66	—	—	—
– Dawson Creek/Chetwynd area transmission .	2015	32	264	296	296	—	—	—
– Interior to Lower Mainland transmission line	2015	347	378	725	725	—	—	—
– GM Shrum units 1 to 5 turbine upgrade	2015	92	180	272	272	—	—	—
– Iskut extension project	2015	6	174	180	140	—	—	40
– Surrey area substation project	2015	10	84	94	94	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade	2015	57	66	123	123	—	—	—
– Mica units 5 and 6 project	2015	346	368	714	714	—	—	—
– Big Bend substation	2015	11	45	56	56	—	—	—
– Long Beach reinforcement	2015	3	53	56	56	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2018	189	559	748	748	—	—	—
– John Hart replacement	2018	89	1,060	1,149	1,149	—	—	—
Columbia River power projects						—	—	—
– Waneta Dam power expansion [3]	2015	262	88	350	350	—	—	—
Total power generation and transmission		2,912	4,051	6,963	6,596	—	130	237
Other
British Columbia Lottery Corporation
– Gaming management system	2015	56	48	104	104	—	—	—
Insurance Corporation of British Columbia
– Business transformation program	2016	143	78	221	221	—	—	—
Total other		199	126	325	325	—	—	—
Total self-supported		6,246	4,361	10,607	10,240	—	130	237
Total $50 million projects		9,860	9,417	19,277	15,568	1,200	952	1,557

1      Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

2   Assets have been put into service and only trailing costs remain.

3      Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating facility at the Waneta Dam south of Trail.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.15          2013/14 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2013/14			Actual	2013/14			Actual
($ millions)	Budget	Actual	Variance	2012/13	Budget	Forecast	Variance	2012/13
Taxpayer-supported debt
Provincial government operating	7,581	7,420	(161)	4,561	8,646	8,267	(379)	6,712
Provincial government general capital	2,696	2,696	—	2,696	2,696	2,696	—	2,696
Provincial government operating	10,277	10,116	(161)	7,257	11,342	10,963	(379)	9,408
Other taxpayer-supported debt (mainly capital)
Education [2]
School districts	7,109	6,271	(838)	6,444	7,350	7,317	(33)	6,830
Post-secondary institutions	4,490	4,124	(366)	4,122	4,381	4,383	2	4,315
	11,599	10,395	(1,204)	10,566	11,731	11,700	(31)	11,145
Health [2,3]	5,925	5,381	(544)	5,368	6,160	6,108	(52)	5,691
Highways and public transit
BC Transportation Financing Authority [4]	7,496	7,919	423	6,602	7,941	7,907	(34)	7,084
Public transit	1,000	1,000	—	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
BC Transit	161	152	(9)	172	158	152	(6)	163
	9,831	10,245	414	8,948	10,273	10,233	(40)	9,421
Other
Social housing [5]	724	661	(63)	660	790	743	(47)	658
Provincial government general capital	1,252	1,171	(81)	906	1,431	1,387	(44)	1,073
BC Pavilion Corporation	390	383	(7)	383	397	383	(14)	383
BC Immigrant Investment Fund	378	394	16	381	394	426	32	363
Other [6]	40	36	(4)	78	40	36	(4)	40
	2,784	2,645	(139)	2,408	3,052	2,975	(77)	2,517
Total other taxpayer-supported	30,139	28,666	(1,473)	27,290	31,216	31,016	(200)	28,774
Total taxpayer-supported debt	40,416	38,782	(1,634)	34,547	42,558	41,979	(579)	38,182
Self-supported debt
Commercial Crown corporations
BC Hydro	14,822	15,196	374	13,920	15,658	15,461	(197)	14,167
Columbia River power projects [7]	476	473	(3)	478	470	470	—	475
BC Lotteries	153	140	(13)	135	173	182	9	132
Transportation Investment Corporation (Port Mann)	2,962	3,061	99	2,505	3,315	3,128	(187)	2,610
Post-secondary institutions’ subsidiaries	215	209	(6)	202	215	215	—	215
Other	35	34	(1)	—	33	33	—	35
	18,663	19,113	450	17,240	19,864	19,489	(375)	17,634
Warehouse borrowing program	—	—	—	299	—	—	—	—
Total self-supported debt	18,663	19,113	450	17,539	19,864	19,489	(375)	17,634
Forecast allowance	—	—	—	—	150	100	(50)	—
Total provincial debt	59,079	57,895	(1,184)	52,086	62,572	61,568	(1,004)	55,816

1      Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

2      Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3      Health facilities’ debt includes public-private partnership obligations of $1,011 million for the six months ended September 30, 2012, $1,137 million for the six months ended September 30, 2013, $1,108 million for fiscal 2012/13 and $1,165 million for fiscal 2013/14.

4      BC Transportation Financing Authority debt includes public-private partnership obligations of $926 million for the six months ended September 30, 2012, $987 million for the six months ended September 30, 2013, $957 million for fiscal 2012/13 and $1,035 million for fiscal 2013/14.

5      Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $23 million for the six months ended September 30, 2013 and $44 million for fiscal 2013/14.

6      Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

7   Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2013/14

Updated Financial Forecast

Table 1.16              2013/14 Statement of Financial Position

	Actual March 31,	Year-to-Date September 30,	Forecast March 31,
($ millions)	2013	2013	2014
Financial assets
Cash and temporary investments	3,149	4,141	3,005
Other financial assets	8,160	8,127	9,538
Sinking funds	1,778	377	381
Investments in commercial Crown corporations:
Retained earnings	7,534	7,857	7,958
Recoverable capital loans	16,907	18,396	18,769
	24,441	26,253	26,727
	37,528	38,898	39,651
Liabilities
Accounts payable and accrued liabilities	8,902	7,846	8,816
Deferred revenue	9,923	10,746	9,132
Debt:
Taxpayer-supported debt	38,182	38,782	41,979
Self-supported debt	17,634	19,113	19,489
Forecast allowance	—	—	100
Total provincial debt	55,816	57,895	61,568
Add: debt offset by sinking funds	1,778	377	381
Less: guarantees and non-guaranteed debt	(755)	(743)	(744)
Financial statement debt	56,839	57,529	61,205
	75,664	76,121	79,153
Net liabilities	(38,136)	(37,223)	(39,502)
Capital and other non-financial assets
Tangible capital assets	36,762	37,115	38,273
Other non-financial assets	2,759	2,819	2,861
	39,521	39,934	41,134
Accumulated surplus (deficit)	1,385	2,711	1,632

Changes in Financial Position

($ millions)	Year-to-Date September 30, 2013	Forecast March 31, 2014
(Surplus) deficit for the period	(1,399)	(165)
Comprehensive income (increase) decrease	73	(82)
(Increase) decrease in accumulated surplus	(1,326)	(247)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,372	3,617
Less: amortization and other accounting changes	(1,019)	(2,106)
Change in net capital assets	353	1,511
Increase (decrease) in other non-financial assets	60	102
	413	1,613
Increase (decrease) in net liabilities	(913)	1,366
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	992	(144)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	323	424
Self-supported capital investments	1,180	2,570
Less: loan repayments and other accounting changes	309	(708)
	1,812	2,286
Other working capital changes	(1,201)	858
	1,603	3,000
Increase (decrease) in financial statement debt	690	4,366
(Increase) decrease in sinking fund debt	1,401	1,397
Increase (decrease) in guarantees and non-guaranteed debt	(12)	(11)
Increase (decrease) in total provincial debt	2,079	5,752

Second Quarterly Report 2013/14

PART TWO — ECONOMIC REVIEW AND OUTLOOK [1]

2013/14 Second Quarterly Report	November 27, 2013

Summary

•             In June Update 2013, the Ministry of Finance forecast BC’s real GDP to grow by 1.4 per cent in 2013 and 2.2 per cent in 2014. Although the private sector outlook has fallen slightly since June, the Ministry’s forecast for BC in 2013 and 2014 remains prudent relative to the average private sector projection.

•             Data for the current year indicate slow or declining levels of economic activity in several of BC’s key domestic indicators compared to 2012. Employment, retail sales and inflation have come in below expectations, while exports have been strong and housing starts (although down compared to last year) have outperformed expectations.

•             Downside risks to BC’s economic outlook include the potential for further slowing of domestic activity, renewed weakness in the US economy and slowing Asian demand. Additional risks include the ongoing sovereign debt situation in Europe and a fluctuating Canadian dollar.

BC Outlook — Comparison to private sector forecasts

Chart 2.1 Ministry’s outlook for BC remains prudent compared to private sector

Private sector projections for BC’s economic performance this year and next year have declined slightly over the last several months. At the time of June Update 2013, the Economic Forecast Council (the Council) expected BC’s real GDP to grow by 1.6 per cent in 2013 and 2.5 per cent in 2014. However, as of November 19, an average of six private sector forecasters (a subset of the Council that produces regular provincial projections) expects BC real GDP growth of 1.5 per cent in 2013 and 2.4 per cent in 2014.

1 Reflects information available as of November 19, 2013.

Second Quarterly Report 2013/14

Economic Review and Outlook

Also in June Update 2013, the Ministry forecast BC’s real GDP to grow by 1.4 per cent in 2013 and 2.2 per cent in 2014. These projections remain prudent relative to the recent private sector average forecast for BC in 2013 and 2014. The Ministry will consider advice received from the Council when preparing its updated economic forecast, which will be presented in Budget 2014 along with a full report on the results of the annual Council meeting that will take place in December 2013.

British Columbia economic activity

Several indicators of BC’s economic performance so far in 2013 reveal slow domestic activity relative to the same period of 2012 (see Table 2.1). However, exports and manufacturing shipments have improved during the year, with steady external demand for BC products.

Table 2.1 British Columbia Economic Indicators

All data seasonally adjusted	Apr. to Jun. 2013 change from Jan. to Mar. 2013	Jul. to Sep. 2013 change from Apr. to Jun. 2013	Year-to-Date Jan. to Sep. 2013 change from Jan. to Sep. 2012
	Per cent change
Employment	0.4	-0.2	-0.1
Manufacturing shipments	-1.1	+0.7	+1.8
Exports	-2.3	+1.5	+5.2
Retail sales [1]	+0.8	+1.1	+0.8
Housing starts	+5.8	+18.3	-6.8
Non-residential building permits	+34.1	+16.8	-26.0

1 Data to August

Labour market

Employment growth in BC has been nearly flat during the first ten months of 2013, as year-to-date data show a 0.1 per cent contraction compared to the same period last year. This decline translates into about 2,600 fewer jobs, as a loss of approximately 11,400 part-time jobs more than offset a gain of about 8,800 full-time jobs.

Chart 2.2 BC employment

Second Quarterly Report 2013/14

Economic Review and Outlook

Significant year-to-date employment losses were observed in manufacturing (-20,000 jobs), health care and social assistance (-17,000 jobs) and transportation and warehousing (-10,600 jobs). These declines offset sizeable gains in industries such as wholesale and retail trade (+16,800 jobs), professional, scientific and technical services (+14,800 jobs) and public administration (+12,600 jobs).

BC’s monthly unemployment rate reached 6.5 per cent in October 2013, a 0.2 percentage point drop from September (due to a 0.4 per cent monthly decline in the labour force). The rate averaged 6.6 per cent year-to-date to October, 0.3 percentage points below its average during the same period last year. Meanwhile, BC’s labour force fell by 0.4 per cent year-to-date to October relative to the first ten months of 2012.

Consumer spending and housing

Retail sales have been trending nearly flat since early 2012 (with some modest gains occurring in the last few months), as prices for retail goods remain low and debt-conscious consumers rein in spending. During the first eight months of 2013, sales increased by just 0.8 per cent compared to the same period last year. Significant sales increases in this time period were observed at building material and garden supply stores, motor vehicle and parts dealers as well as new car dealers. These gains worked to offset substantial losses at health and personal care stores, clothing stores and electronic and appliance stores during the same period.

Chart 2.3 BC retail sales

Inflation in BC through the first nine months of 2013 has been flat compared to the same period last year. On a year-over-year basis, consumer prices have been flat or have declined each month between April and September. Lower prices for health and personal care items, recreation, education and reading, as well as shelter worked to offset price increases in categories such as transportation, clothing and footwear as well as food. The return to the PST sales tax system in April of this year also contributed to the stalled pace of inflation in BC. However, inflation has been slow in several other Canadian provinces during this year.

Second Quarterly Report 2013/14

Economic Review and Outlook

As expected, housing starts in BC through the first ten months of 2013 were down considerably from last year. This slower homebuilding activity is likely due to a number of factors including stalled employment growth, tighter federal mortgage insurance rules implemented in July 2012 and BC’s relatively slow population growth. Housing starts in BC averaged about 26,500 annualized units during the first ten months of 2013, a 7.1 per cent year-to-date decline. Despite slower residential construction so far this year compared to last year, significant quarterly gains were observed during the second and third quarters of 2013. Meanwhile, residential building permits (a precursor of new housing activity) fell by 2.4 per cent year-to-date to September 2013 compared to the same period last year, suggesting further weakness in homebuilding could be on the way in the coming months.

Chart 2.4 BC housing starts

Home sales in BC improved through the first ten months of 2013, up 3.7 per cent year-to-date to October compared to the same period of 2012. At the same time, the average home price during this period was around $529,500, a gain of 2.8 per cent. Mortgage interest rate hikes announced earlier this year by Canadian financial institutions have likely encouraged some homebuyers to enter the market in advance of these increases, as households with pre-approved mortgages rush to take advantage of lower interest rates. However, as rate hikes are implemented home sales are likely to fall somewhat following the increase. As such, October saw a decline in BC in both home sales and prices compared to September, following several months of steady increases.

The value of total non-residential building permits fell by 26.0 per cent through the first nine months of 2013 relative to the same period last year. Sizeable declines were observed in all categories of permits, including industrial (-45.7 per cent), commercial (-26.1 per cent) and institutional and government (-8.4 per cent).

Second Quarterly Report 2013/14

Economic Review and Outlook

External trade and commodity markets

Strong external demand for BC products pushed the value of BC’s merchandise exports up by 5.2 per cent year-to-date to September 2013 compared to the first nine months of 2012. This improvement was fuelled mainly by substantial gains in exports of metal ores and non-metallic minerals (+16.9 per cent) and forestry products and building and packaging materials (+14.5 per cent). These increases offset losses in exports of energy products (-6.6 per cent) and metal and non-metallic mineral products (-3.5 per cent).

Chart 2.5 BC exports

Modest improvement was also observed in shipments of manufactured goods from BC through the first nine months of 2013, up 1.8 per cent compared to the same period last year. Notable gains were recorded in shipments of wood products (+27.4 per cent) and computer and electronic products (+22.2 per cent), which offset losses in sectors such as non-metallic mineral products (-16.2 per cent), transportation equipment (-12.9 per cent) and food (-4.3 per cent).

Although prices for most commodities have recovered since falling sharply in the 2008/09 recession, they are expected to remain volatile in the near-term due to ongoing global economic uncertainty and the potential for further slowing of the Chinese economy.

The price of SPF lumber in 2013 improved significantly over last year, pushed up by stronger demand from the US housing market. Year-to-date to October, the price of lumber averaged $355 US/000 board feet — an increase of 22.9 per cent compared to the first ten months of 2012. However, the monthly lumber price has been volatile in 2013, beginning the year at $388 US/000 board feet in January, rising to $403 US/000 board feet in March and then falling to $301 US/000 board feet in June. Since June, the lumber price has risen steadily for four consecutive months, arriving at $360 US/000 board feet in October.

The monthly price of pulp climbed during the first ten months of 2013, rising from $813 US per tonne in January to $879 US per tonne in October. Year-to-date to October, the price of pulp averaged $848 US per tonne, a gain of 3.8 per cent compared to the same period of 2012.

Second Quarterly Report 2013/14

Economic Review and Outlook

The daily West Texas Intermediate (WTI) oil price averaged $98.41 US per barrel year-to-date to October 2013, an increase of $3.02 US compared to the same period of 2012. Meanwhile, the price of natural gas improved in 2013, as the Plant Inlet price averaged $2.01 C/GJ year-to-date to October — up from the $1.21 C/GJ observed during the same period in 2012.

Risks to the outlook

Risks to the BC economic outlook continue to be weighted to the downside. The main risks to the current outlook include the following:

•             potential for further slowing of domestic economic activity, including weakness in employment, retail sales and housing;

•             renewed weakness in the US economy (characterized by weaker consumer spending, further deleveraging causing slower investment, and further fiscal restraint by federal, state and local governments);

•             the ongoing European sovereign debt situation affecting the stability of global financial markets;

•             slower than anticipated economic activity in Asia, resulting in weaker demand for BC’s exports; and

•             exchange rate volatility.

External environment

United States

Following the housing crash and resulting financial crisis in 2008/09, the US economy is currently undergoing a long recovery period that will likely continue for several years. This is consistent with economic behaviour following a balance sheet recession — where the collapse of a large asset bubble is followed by about a decade of weak activity and high unemployment. For more information on balance sheet recessions, see the topic box on pages 101 to 105 of Budget 2012.

Chart 2.6 Pace of US economic growth improving

Second Quarterly Report 2013/14

Economic Review and Outlook

US real GDP grew by an annualized 2.8 per cent in the July to September quarter of 2013, stronger than the 2.5 per cent gain in the previous quarter. The third quarter increase in real GDP reflects stronger residential investment, net exports and government spending (driven by gains at the state and local levels). However, consumer spending slowed during the quarter (to its lowest quarterly growth rate in over two years), while a large build-up of inventories also occurred. The likely draw down of these inventories in the October to December quarter may provide downward pressure to real GDP growth during that period. Also, the 16-day federal government shutdown that occurred in early October (where political gridlock impeded the US Congress from funding many basic services and resulted in the temporary layoff of hundreds of thousands of employees) could hinder US economic output in the final quarter of 2013. Looking ahead, the lingering uncertainty surrounding the budget negotiations and early-2014 debt ceiling debate (where federal legislators must agree to increase the total amount of debt the government can carry or risk defaulting on its debt) could impede the fragile US recovery in 2014.

US employment continues its slow upward climb, with 1.5 million jobs lost since the January 2008 peak yet to be recovered as of October 2013. The monthly unemployment rate still sat at a relatively high 7.3 per cent in October 2013 despite a gradual descent since peaking at 10.0 per cent in October 2009. Year-to-date to October, US employment increased by 1.6 per cent, or 2.2 million jobs, compared to the same period of 2012. During this time, positive monthly job gains occurred at a pace of about 186,300 jobs per month. At this rate, it would take approximately eight months to recover the remaining jobs that were lost during the recent recession. The labour force participation rate (the proportion of working-age individuals that are employed or seeking work) slipped to 62.8 per cent in October 2013, a 35-year low. Although the US economy continues to create jobs every month, there remains a significant number of Americans who are eligible to work but are not participating in the labour market.

After beginning 2013 with considerable momentum, the pace of US residential construction has stalled during the last several months. Following a 28.1 per cent annual gain last year, US housing starts averaged 906,500 annualized units year-to-date to August 2013. This represents a 23.9 per cent increase compared to the same period last year, but the monthly pace of homebuilding has slowed somewhat since reaching just over one million annualized units in March 2013. Further, this pace through the first eight months of the year remains well below the historical average rate of about 1.5 million annualized starts. American homebuilders currently face several obstacles, including rising mortgage interest rates dampening demand for home purchases, increasing material and land costs as well as construction sector labour shortages. These headwinds could weigh on US residential construction in the coming months, prolonging the stalled pace of housing starts.

Second Quarterly Report 2013/14

Economic Review and Outlook

Chart 2.7 US homebuilding stalls in recent months

Sales of new and existing homes in the US exhibited strong gains in 2013 compared to last year. Existing home sales averaged 5.1 million annualized units year-to-date to September, up 11.7 per cent relative to the same period of 2012. At the same time, new home sales averaged 436,000 annualized units year-to-date to August, a gain of 21.2 per cent over the first eight months of last year. With strong demand for housing and tight inventory levels, prices for new and existing homes in the US have increased substantially in 2013 compared to last year. Despite year-to-date improvements in housing starts, sales and prices, there are a number of factors that could apply downward pressure to US housing activity in the coming months including climbing mortgage interest rates, a low supply of homes for sale and higher home prices. Further, the US housing market is still likely several years away from a full recovery, as home prices remain about 20 per cent below their pre-recession peak and about 15 per cent of all American mortgages have negative equity (where the home value is lower than the mortgage amount owing).

US retail activity has also exhibited a positive trend during the first nine months of 2013. Year-to-date to September, retail sales improved by 4.4 per cent compared to the same period in 2012, and have seen modest month-over-month gains in the five months prior to a slight decline in September. Slower sales activity could be on the horizon, however, as confidence among American consumers has dropped nearly eleven points between June (when it reached a five-year high) and October. Note that October’s decline in confidence likely reflects consumers’ weariness during the 16-day federal government shutdown.

Second Quarterly Report 2013/14

Economic Review and Outlook

Chart 2.8 US consumer confidence falls since June

Consensus Economics forecasters have downgraded their average US forecast for 2013 since June Update 2013. The November Consensus survey projects modest growth of 1.7 per cent for 2013, lower than the 1.9 per cent growth it expected in June. The November Consensus projects US real GDP growth to be 2.6 per cent in 2014, down slightly from the 2.7 per cent gain forecast in June.

Chart 2.9 Consensus lowers 2014 US growth outlook slightly in recent months

The chart above represents forecasts for real GDP growth in 2014 as polled on specific dates. For example, forecasters surveyed on January 14, 2013 had an average 2014 US growth forecast of 2.8 per cent, while on November 11, 2013 they forecast 2014 US growth at 2.6 per cent.

Second Quarterly Report 2013/14

Economic Review and Outlook

Canada

Canadian real GDP gained an annualized 1.7 per cent in the April to June quarter of 2013, after improving by 2.2 per cent in the previous quarter. During the second quarter, stronger consumption growth and residential investment were offset by a decline in non-residential and inventory investment along with weak growth in net exports. However, economic output during this period was likely disrupted by widespread flooding in southern Alberta and a strike in Quebec’s construction industry.

As in BC, Canada’s domestic economic activity has been relatively slow in 2013. Canada’s employment level improved by 1.4 per cent (or 237,900 jobs) year-to-date to October compared last year. Through the first ten months of 2013, the national unemployment rate averaged 7.1 per cent, falling 0.2 percentage points relative to the same period of 2012. A substantial decline was observed in Canadian homebuilding during the first ten months of 2013, as housing starts dropped by 14.2 per cent year-to-date to October to average 187,100 annualized units. Home sales fell by 1.0 per cent during the same period compared to last year, but rose steadily from March to September (then fell month-over-month in October). At the same time, the average home price was about $377,400, a 4.3 per cent increase compared to the first ten months of 2012. The momentum in sales is expected to subside during the final months of 2013, as increases in long-term mortgage interest rates contribute to declining home affordability. Also domestically, retail sales saw a moderate gain year-to-date to August, up 2.1 per cent compared to the first eight months of 2012. Modest consumer spending is anticipated heading into 2014, as slow employment growth and elevated debt levels could put downward pressure on retail activity.

The value of Canadian merchandise exports improved by 2.6 per cent year-to-date to September compared to the same period of 2012. Gains during the first nine months of this year were led by exports of forestry products, consumer goods and energy products. These increases more than offset year-to-date weakness in other areas such as exports of metal ores and non-metallic minerals, motor vehicles and parts as well as industrial machinery, equipment and parts. Shipments of Canadian manufactured goods have been weak in 2013, as their total value declined by 1.2 per cent year-to-date to September compared to the same period of 2012.

Chart 2.10 Consensus projects modest Canadian growth in 2014

The chart above represents forecasts for real GDP growth in 2014 as polled on specific dates. For example, forecasters surveyed on January 14, 2013 had an average 2014 Canadian growth forecast of 2.4 per cent, while on November 11, 2013 they forecast 2014 Canadian growth at 2.2 per cent.

Second Quarterly Report 2013/14

Economic Review and Outlook

Since June Update 2013, private sector economists have maintained their average forecast for the Canadian economy in 2013, with the November Consensus expecting Canada’s real GDP to grow by 1.7 per cent. Consensus forecasts for the Canadian economy in 2014 have been lowered somewhat since June, with the November Consensus projecting Canadian growth of 2.2 per cent next year, down from its June forecast of 2.4 per cent.

Europe

Economic growth in the euro zone slowed to 0.1 per cent in the July to September quarter of 2013 after a 0.3 per cent gain in the previous quarter. The euro zone’s two largest economies, Germany and France, both performed poorly in the third quarter largely due to slowing exports. Germany saw growth slip to 0.3 per cent from 0.7 per cent in the second quarter, while France’s GDP contracted by 0.1 per cent following a 0.5 per cent gain in the previous quarter. Also, Italy’s deeply troubled economy recorded its ninth consecutive quarterly contraction, as its GDP fell by 0.1 per cent (although the pace of this contraction slowed from 0.3 per cent in the second quarter). On a somewhat positive note, Spain’s economy, the euro zone’s fourth largest, saw its first quarterly expansion since mid-2011 as it gained 0.1 per cent in the third quarter of 2013. Although the euro zone is once again expanding, the troubled economies of its member nations remain a key source of weakness and uncertainty in the global economic outlook.

In early November, the European Central Bank (ECB) dropped its key interest rate to a new record low of 0.25 per cent from its previous level of 0.50 per cent. The rate cut comes amid bleak projections for economic growth and unemployment in the euro zone this year and next year. The lower rate is designed to make it cheaper for banks to borrow money from the ECB, with the subsequent aim of that money being lent to businesses to invest and hire employees. In an accompanying statement, the ECB warned that the euro zone may experience a long period of low inflation followed by a gradual improvement. Inflation in the euro zone slowed to 0.7 per cent in October, well below the ECB’s target rate of 2.0 per cent.

The November Consensus continued to forecast a European recession in 2013, projecting a euro zone real GDP contraction of 0.4 per cent in 2013. Alongside their November forecasts, Consensus analysts highlighted record-high unemployment (12.2 per cent in the euro zone as of September), weak consumer spending and tight credit conditions. A return to growth is expected in 2014 for the euro zone, with Consensus expecting a 0.9 per cent annual increase in GDP.

China

Chinese economic growth accelerated in the July to September quarter of this year, as GDP increased by 7.8 per cent compared to the same period of 2012. This improvement was largely the result of government efforts to stimulate the economy with looser monetary policy and new infrastructure investments. However, as a sign that the third quarter rebound may not be sustained for the remainder of the year, monthly data showed that growth in industrial activity, investment and retail sales all slowed slightly in September compared to previous months. Overall economic growth in China has decelerated in 11 of the past 14 quarters, falling from a rate of nearly 12 per cent in early 2010. The Chinese government currently has an annual economic growth rate target of 7.5 per cent for 2013.

Second Quarterly Report 2013/14

Economic Review and Outlook

In early November, China’s government announced that private enterprises will now have a greater influence in shaping the country’s economic future. While state-owned businesses (that currently control large portions of the economy) will continue to play a leading role, the government will create more room for private enterprises by opening up more industries to private capital. Few details on specific policies have been offered, but the government noted that it intends to deepen fiscal and tax reform, extend the property rights of farmers and develop a sustainable social security system.

The November Consensus forecasts China’s real GDP to expand by 7.6 per cent in 2013 and 7.5 per cent in 2014. These latest projections are lower than June’s Consensus projection of 7.8 per cent growth in both years. As the Chinese economy is slowing somewhat from the rapid expansion it experienced in recent years, the pace of China’s growth in the coming quarters will have significant implications for the stability of world financial and commodity markets and for the economic well-being of China’s trading partners.

Financial markets

Interest rates

During its most recent meeting in October, the Bank of Canada announced that it will continue to hold its target for the overnight rate at 1.00 per cent (where the rate has remained since September 2010). The Bank’s accompanying Monetary Policy Report downgraded its outlook for the Canadian economy, citing uncertain global and domestic economic conditions that are delaying growth in exports and business investment. This change suggests that future interest rate hikes could be further away than previously anticipated. Most private sector forecasters expect the Bank to postpone tightening its monetary policy until the end of 2014.

Chart 2.11 Interest rates expected to remain low in the near-term

Second Quarterly Report 2013/14

Economic Review and Outlook

As expected, the US Federal Reserve announced in October that it will continue to hold its intended federal funds rate in the 0.00 to 0.25 per cent range. As reasons for maintaining this rate, the Fed cited the persistently high US unemployment rate (despite some improvement in labour market conditions), the recent slowing of housing activity as well as fiscal policy that is restraining economic growth. It also re-iterated its intention to keep the fed funds rate at its current level while the US unemployment rate remains above 6.5 per cent, provided that the rate of inflation remains under control. The Fed acknowledged the modest expansion of the US economy so far in 2013, but noted that the timing of stimulus withdrawal will be contingent on the strength of the economic recovery.

The average of private sector forecasters’ views on Canadian short-term interest rates (three-month Treasury bills) as of October 18, 2013 indicates that three-month rates are expected to average 1.0 per cent in 2013. The same forecasters project ten-year Government of Canada bonds to average 2.3 per cent in 2013.

Table 2.2  Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill	10-year Government Bond
Average annual interest rate (per cent)	2013	2013
IHS Global Insight	1.0	2.3
CIBC	1.0	2.3
Bank of Montreal	1.0	2.3
Scotiabank	1.0	2.3
TD Economics	1.0	2.3
RBC Capital Markets	1.0	2.3
Average (as of October 18, 2013)	1.0	2.3

Exchange rate

The Canadian dollar began 2013 just above parity with the US dollar but has remained below parity during most of this year. The loonie averaged 97.6 US cents during the first ten months of 2013, and was trading at 95.5 US cents as of November 19, 2013.

Chart 2.12 Private sector expects Canadian dollar below parity in 2013

* Private sector average as of October 18, 2013 (BMO, CIBC, IHS Global Insight, RBC, Scotiabank and TD). First Quarterly Report 2013 as of July 22, 2013.

Second Quarterly Report 2013/14

Economic Review and Outlook

Since September of last year, the loonie has fallen from 103.0 US cents to as low as 94.6 US cents in July 2013. Several factors contributed to this downward trend, including concern over ongoing weakness in the Canadian economy, a fall in some key commodity prices and a stronger outlook for the US dollar.

An average of six private sector forecasts as of October 18, 2013 calls for the Canadian dollar to average 97.4 US cents in 2013.

Table 2.3  Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2013
IHS Global Insight	97.5
CIBC	97.0
Bank of Montreal	97.6
Scotiabank	97.2
TD Economics	97.6
RBC Capital Markets	97.3
Average (as of October 18, 2013)	97.4

Second Quarterly Report 2013/14

Economic Review and Outlook

Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial GDP for 2012 on November 8, 2013.

Periodically, the provincial and territorial economic accounts undergo historical revisions, which are much broader in scope than the regular revisions undertaken on an annual basis. The economic accounts released this year and last year incorporated such revisions back to 2007. Revisions back to 1981 are scheduled for release in December 2013.

Further details on these revisions are available on page 38 of the second Quarterly Report 2012 and on the Statistics Canada website http://www.statcan.gc.ca/nea-cen/hr2012-rh2012/start-debut-eng.htm.

Latest BC Data

British Columbia’s real GDP grew by 1.5 per cent in 2012, after increasing 2.7 per cent the previous year. BC was tied with Prince Edward Island and Quebec for the fourth highest growth rate among provinces last year, behind Alberta (3.8 per cent), Manitoba (2.6 per cent) and Saskatchewan (1.9 per cent). Overall, Canadian real GDP expanded by 1.7 per cent in 2012.

Chart 1 – Real GDP in Canadian provinces

The pace of growth slowed in all of BC’s major GDP expenditure categories in 2012 compared to 2011, with the exception of gross fixed capital formation, which grew by 6.4 per cent on the year after increasing by 2.1 per cent the year before. Household spending registered a 2.1 per cent gain in 2012 following a 2.5 per cent increase in 2011, and government spending (federal, provincial, local and Aboriginal) advanced 1.5 per cent on the year after growing by 2.1 per cent the previous year.

Exports of goods and services were flat in 2012 after posting a 5.5 per cent increase in 2011. Meanwhile, imports of goods and services (which are deducted from GDP) rose 2.8 per cent in 2012 following a 6.0 per cent gain the year before.

Real GDP

Chart 2 depicts the annual growth in BC’s real GDP from 2009 to 2012. The pace of BC’s economic growth has slowed in the past two years, after rebounding from the recession that occurred in 2009.

Chart 2 – BC real GDP

Nominal GDP

BC’s nominal GDP in recent years (in levels) is presented in Chart 3. Nominal GDP increased by $4.8 billion (or 2.3 per cent) in 2012, following a $9.2 billion (or 4.4 per cent) gain the previous year.

Chart 3 – BC nominal GDP

The latest data incorporate historical revisions to nominal GDP, including a notable $2.3 billion reduction in 2010 along with minor revisions to values in other years. The BC government’s taxpayer-supported debt to GDP ratio now stands at 17.4 per cent in 2012/13, up from the 17.0 per cent published in the June Update 2013.

Second Quarterly Report 2013/14

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